Exhibit A
The securities being reported by HCC Insurance Holdings, Inc. (“HCC”), as a holding company, are beneficially owned by the following direct or indirect wholly-owned subsidiaries of HCC:

Subsidiary	Number of Shares Beneficially Owned

Houston Casualty Company	1,166,667

U.S. Specialty Insurance Company	416,667

HCC Life Insurance Company	286,643

Avemco Insurance Company	583,333